UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the fiscal year ended December 31, 2008

   OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the transition period from _____ to _____

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code) 847-724-7500

ITW Savings and Investment Plan
Financial Statements
As of December 31, 2008 and 2007
Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Investment
Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of ITW Savings and Investment Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 18, 2009

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2008 and 2007

Employer Identification Number 36-1258310, Plan Number 003

	2008	2007
ASSETS:		
Receivables-		
Company contributions	**$176,807**	$293
Participant contributions	**311,859**	-
Other income	**98,851**	10,008
Total receivables	**587,517**	10,301
Investments, at fair value-		
Participant loans	**69,318,037**	67,691,669
Proportionate share of Master Trust assets	**1,767,639,358**	2,396,784,914
Total investments	**1,836,957,395**	2,464,476,583
Total assets	**1,837,544,912**	2,464,486,884
LIABILITIES:		
Corrective distribution payable	**-**	1,571
Fees payable	**715,105**	938,162
	715,105	939,733
Net assets reflecting all investments at fair value	**1,836,829,807**	2,463,547,151
Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	**14,710,855**	(3,876,976)
NET ASSETS AVAILABLE FOR BENEFITS	**$1,851,540,662**	$2,459,670,175

The accompanying notes to financial statements
are an integral part of these statements.

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):

Contributions-	
Company	$49,938,805
Participant	96,595,604
Rollover	15,415,721
Total contributions	161,950,130
Investment income (loss)-	
Participant loan interest	4,582,281
Proportionate share of Master Trust net investment loss	(625,235,456)
Net investment loss	(620,653,175)
Benefits paid to participants	(184,512,547)
Administrative expenses	(2,663,325)
Total benefits paid and expenses	(187,175,872)
Net decrease before net transfers from other plans	(645,878,917)
Net transfers from other plans (Note 11)	37,749,404
Net decrease	(608,129,513)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	2,459,670,175
End of year	$1,851,540,662

The accompanying notes to financial statements
are an integral part of this statement.

ITW
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company"), are eligible to participate in the Plan as soon as administratively feasible upon hire. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the "Master Trust") at The Northern Trust Company (the "Trustee"). The Trustee serves as investment manager of The Northern Trust Company funds and trustee. ING (the "Record Keeper") serves as a record keeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch – up" contribution, is subject to an annual maximum amount.

Participants may enroll in the Plan and begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible after being hired. After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined. Automatically enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached.

The Company provides for a matching contribution based on each participant's eligible compensation contributed to the Plan. The Plan provides for a Company matching contribution immediately upon the start of participant contributions.

The Plan also provides for an enhanced Company match and additional contribution ("Company Basic Contribution") to certain eligible participants. Certain eligible participants include all employees hired on or after January 1, 2007 and all employees of certain business units participating on or after this date ("Group II") as designated by the ITW Employee Benefits Steering Committee ("EBC"). Certain other business units participating on or after the above date as designated by the EBC and all Plan participants as of December 31, 2006 ("Group I") are not eligible for the enhanced Company match and additional contribution.

The Company matching contribution for each group is as follows:

  Group I - Dollar-for-dollar match on the first 1% and 50¢ per $1 on the next 5% of eligible compensation contributed.

Group II - Dollar-for-dollar match on the first 3% and 50¢ per $1 on the next 3% of eligible compensation contributed.

The Group II Company Basic Contribution formula is based on age and years of service. Eligible Group II participants must have completed one year of service to receive this contribution.

Participants Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six funds in the 2nd path.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Eligible participants' interests in their Company matching contribution accounts are fully vested. Eligible Group II participants' interests in their Company Basic Contribution accounts are fully vested after three years of service.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

Forfeitures

Forfeitures, primarily representing the unvested portion of Company Basic Contributions and former companies' contributions, amounting to $407,862 and $187,299 as of December 31, 2008 and 2007, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The former companies' contributions represent amounts from former plans that merged into the Plan. In 2008, Company contributions were reduced by $7,494 from forfeited and nonvested accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the proportionate share of fair value of the investment contracts held in the Master Trust as well as the proportionate share of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. If available, quoted market prices are used to value investments. See Note 6 for a complete description of the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant accounts and amounts reported in the statements of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. **INVESTMENT CONTRACTS WITH INSURANCE COMPANIES**

The Plan's investments in the Master Trust include fully benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Master Trust, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2 and Note 6, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

The average yields based on annualized earnings were approximately 4.7 percent for 2008 and 5.0 percent for 2007, respectively. The average yields based on interest rate credited to participants were approximately 4.5 percent for 2008 and 5.0 percent for 2007, respectively.

4. ADMINISTRATIVE EXPENSES

Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

In addition, certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans' Investment Account (the "DC Investment Account") and the ITW Collective Defined Benefit and Defined Contribution Plans' Investment Account (the "Collective Investment Account"). Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2008 and 2007 are as follows:

	2008	2007
Assets-		
Interest and dividends receivable	$3,046,185	$2,885,544
Investments, at fair value-		
Interest-bearing cash	18	-
Interest in common/collective trusts	781,228,372	1,023,913,138
Interest in Collective Investment Account	145,511,229	251,244,533
Interest in registered investment companies	246,666,769	446,920,334
Investment contracts with insurance companies	345,891,875	295,779,397
Company common stock	257,413,860	391,910,391
Total investments	1,776,712,123	2,409,767,793
Total assets	1,779,758,308	2,412,653,337
Liabilities-		
Operating payables	216,718	313,071
Total liabilities	216,718	313,071
Net assets available for benefits	$1,779,541,590	$2,412,340,266

The Plan's proportionate share of the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the DC Investment Account assets was 99.3% at December 31, 2008 and 99.4% at December 31, 2007.

For the period ended December 31, 2008, the earnings on investments of the DC Investment Account are as follows:

Net investment income (loss)-

Interest from investment contracts with insurance companies	$15,267,115
Common stock dividends	8,643,444
Net loss on sale of common stock	(22,465,438)
Unrealized depreciation of common stock	(112,181,912)
Net investment loss from common/collective trusts	(252,249,068)
Net investment loss from Collective Investment Account	(105,733,304)
Net investment loss from registered investment companies	(160,097,247)
Investment management fees	(688,054)
Net investment loss	$(629,504,464)

The Plan's proportionate share of the DC Investment Account net investment income represents an allocation of the common income.

The Plan's interest in the DC Investment Account includes an interest in the Collective Investment Account. The net assets in the Collective Investment Account as of December 31, 2008 and 2007 are as follows:

	2008	2007
Assets-		
Receivables-		
Interest and dividends	$382,576	$696,937
Due from brokers	3,080,418	6,538,580
Total receivables	3,462,994	7,235,517
Investments, at fair value-		
Interest in common/collective trusts	9,693,813	13,101,776
Common stocks	277,661,870	428,876,661
Common stocks pledged to creditors	43,074,974	125,632,581
Total investments	330,430,657	567,611,018
Total assets	333,893,651	574,846,535
Liabilities-		
Operating payables	578,558	973,827
Due to brokers and other liabilities	3,686,856	2,608,269
Total liabilities	4,265,414	3,582,096
Net assets available for benefits	$329,628,237	$571,264,439

The Plan's proportionate share of the Collective Investment Account assets represents an allocation of the common assets. The Plan's proportionate share of the Collective Investment Account assets was 43.6% at December 31, 2008 and December 31, 2007.

For the period ended December 31, 2008, the earnings on investments of the Collective Investment Account are as follows:

Net investment income (loss)-	
Common stock dividends	$7,234,402
Net loss on sale of common stocks	(111,485,629)
Unrealized depreciation of common stocks	(131,742,156)
Net investment gain from common/collective trusts	258,768
Other income	1,204,874
Investment management fees	(3,229,596)
Net investment loss	$(237,759,337)

The Plan's proportionate share of the Collective Investment Account net investment income represents an allocation of the common income.

6.   FAIR VALUE MEASUREMENTS

SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2   Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Participant loans are valued at their outstanding balances (amortized cost), which approximates fair value.

Interest-bearing cash is recorded at cost.

Common/collective trusts and registered investment companies are valued at the net asset value of shares held by the Master Trust investment accounts at year end.

Investment contracts with insurance companies are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3). The synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices. This means that the current market value of such contracts is discounted by wrap fees underlying the contract.

All *common stock* is valued at the closing price reported on the market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's participant loans, DC Investment Account's and Collective Investment Account's assets at fair value as of December 31, 2008:

| | Assets at Fair Value as of December 31, 2008 | | | |
	Level 1	Level 2	Level 3	Total
Participant loans	-	-	$69,318,037	$69,318,037
DC Investment Account-				
Interest-bearing cash	$18	-	-	$18
Common/collective trusts	781,228,372	-	-	781,228,372
Interest in Collective Investment Account	145,511,229	-	-	145,511,229
Registered investment companies	246,666,769	-	-	246,666,769
Investment contracts with insurance companies	-	345,891,875	-	345,891,875
Company common stock	257,413,860	-	-	257,413,860
Total investments at fair value	$1,430,820,248	$345,891,875	-	$1,776,712,123
Collective Investment Account-				
Common/collective trusts	$9,693,813	-	-	$9,693,813
Common stocks	320,736,844	-	-	320,736,844
Total investments at fair value	$330,430,657	-	-	$330,430,657

The Interest in the Collective Investment Account of the DC Investment Account represents an allocation of Level 1 of the Collective Investment Account assets.

Level 3 Assets

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans
Balance, beginning of year	$67,691,669
New loans, net of repayments	1,626,368
Balance, end of year	$69,318,037

7. **ADMINISTRATION**

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee, and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant record keeping, are performed by the Record Keeper.

8. **RELATED PARTY TRANSACTIONS**

Through the Master Trust, certain Plan investments are shares of common/collective trusts managed by the Trustee. In addition, the Recordkeeper, who serves as plan administrator and recordkeeper of the Plan, was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

9. **PLAN TERMINATION**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their Company contributions.

10. **TAX STATUS**

The Plan obtained its latest determination letter on July 11, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

11. **TRANSFERS FROM OTHER PLANS**

Assets transferred from the following plans into the Plan in 2008:

Plan Name	Effective Date	Assets Transferred from Other Plans
Ark-Les Corporation 401(k) & Retirement Plan	03/31/08	$23,178,795
Peerless Machinery Corporation 401(k) Plan and Trust	03/31/08	5,961,719
Ameri-Cad, Inc. Retirement Savings Plan	04/30/08	592,085
Kiwiplan Inc. 401(k) Profit Sharing Plan	04/30/08	4,389,081
Tech Spray, LP 401(k) Savings & Retirement Plan	07/31/08	1,664,323
Cal-Sensors, Inc. 401k Profit Sharing Plan	08/31/08	1,824,192
Asbury Towel Co. Inc. 401k Profit Sharing Plan & Trust	12/31/08	105,388
ITW Bargaining Savings and Investment Plan("BSIP")	-	33,821
Total transfers from other plans		$37,749,404

The above asset transfers, except for BSIP, were the result of plan mergers. Substantially, all of the assets from the above plan mergers were transferred to the Plan on or near the effective date. Assets from BSIP represent transfers of individual participant account balances due to changes in job classification.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31	
	2008	**2007**
Net assets available for benefits per the financial statements	$1,851,540,662	$2,459,670,175
Proportionate share of adjustment to fair value for fully benefit-responsive investment contracts	(14,710,855)	3,876,976
Amounts allocated to withdrawing participants	(1,338,180)	(1,279,979)
Net assets available for benefits per the Form 5500	$1,835,491,627	$2,462,267,172

The following reconciles net investment loss per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net investment loss per the financial statements	$620,653,175
Proportionate share of adjustment to fair value for fully benefit-responsive investment contracts at-	
December 31, 2008	14,710,855
December 31, 2007	3,876,976
Net investment loss per the Form 5500	$639,241,006

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$184,512,547
Amounts allocated to withdrawing participants at-	
December 31, 2008	1,338,180
December 31, 2007	(1,279,979)
Benefits paid to participants per the Form 5500	$184,570,748

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

13. SUBSEQUENT EVENTS

Effective in 2009, participant assets and account balances pertaining to Quipp Systems, Inc. Employee Savings Plan will be merged into the Plan. The assets to be transferred to the Plan total approximately $3,000,000.

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF (ASSETS HELD AT END OF YEAR)
As of December 31, 2008
Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$69,318,037

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at
December 31, 2008, lowest 3.25% to highest 13.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 18, 2009.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 18, 2009   By: /s/ Sharon Brady
                                          Sharon Brady
                                          Senior Vice President, Human Resources